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                                                                       Exhibit 1

ALLMERICA FINANCIAL CORPORATION COMPLETES $300 MILLION
OFFERING OF TRUST-ORIGINATED CAPITAL SECURITIES

WORCESTER, Mass., February 3, 1997 - Allmerica Financial Corporation (NYSE:AFC) announced the sale of $300 million of Capital Securities issued by AFC Capital Trust I, a newly-created subsidiary business trust of Allmerica Financial. Each Capital Security will pay cumulative cash distributions at an annual rate of
8.207 percent of the stated $1,000 liquidation amount per security, payable semi-annually commencing August 15, 1997. The Capital Securities are guaranteed by Allmerica Financial.

Proceeds from the offering of approximately $296.3 million, after commissions and other associated costs, are intended to fund a portion of Allmerica Financial's proposed acquisition of the 24.2 million, publicly-held shares of its 59.5%-held subsidiary, Allmerica Property & Casualty Companies, Inc. (NYSE:APY). No agreement on the proposed acquisition has been reached. In the event the proposed acquisition does not occur, the proceeds will be used for working capital and other corporate purposes.

The Capital Securities were sold in a private placement to qualified institutional buyers, and have not been registered under the Securities Act of 1993, as amended, and may not be offered or sold in the United States absent registration under, or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The issue was managed by Merrill Lynch & Co., and Morgan Stanley & Co.

Allmerica Financial, headquartered in Worcester, Mass., is the holding company for a diversified group of insurance and financial services companies with total assets of $19 billion. The Allmerica Financial companies market insurance and retirement savings products, as well as group benefit programs, to individual and institutional clients. Through Allmerica P&C, Allmerica Financial offers property and casualty insurance products nationally through an independent agent distribution.

CONTACTS
Investors:  Jean Peters                           Media: Michael F. Buckley
            Vice President, Investor Relations    Director, Public Information
            (508)855-3599                         (508) 855-3099